

January 7, 2013

Via E-mail
A. Wade Pursell
Executive Vice President and Chief Financial Officer
SM Energy Company
1775 Sherman Street, Suite 1200
Denver, Colorado 80203

> **Re: SM Energy Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-31539**

Dear Mr. Pursell:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief